KCG Holdings, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

1 201 222 9400 tel

1 800 544 7508 toll free

www.kcg.com

January 22, 2016

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	KCG Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed November 6, 2015

File No. 001-054991

VIA EDGAR

Dear Mr. Vaughn,

On behalf of KCG Holdings, Inc. (collectively with its subsidiaries, “the “Company”), I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 10, 2015 relating to the above mentioned filings.

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Response: Based upon comments from the Staff, we have proposed certain enhancements to our disclosures in our future filings. In cases where the relevant comment relates to a disclosure that is contained in our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2015 (“2015 Form 10-K”).

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note that commissions and fee revenues increased by 59% to $437.0 million during 2014 relative to 2013. We further note that during the nine months ended September 30, 2015, commissions and fee revenues decreased by 12% relative to the nine months ended September 30, 2014. We note from your disclosures that commissions and fees are primarily affected by changes in your equity, fixed income, futures and, prior to the sale of KCG Hotspot, foreign exchange transaction volumes with institutional clients; client relationships; changes in commission rates; client experience on the various platforms; level of volume based fees from providing liquidity to other trading venues; and the level of your soft dollar and commission recapture activity. Given the volatility in these revenues and number of different factors which can affect the level of your revenues, please expand your discussion to include more quantitative and period-specific information about the factors disclosed that affected your revenue levels in accordance with Item 303(a)(3)(iii) of Regulation S-K. To the extent factors offset each other, this fact should be disclosed, along with quantification of the impact of each of the offsetting factors.

Response:

The Company’s commissions and fees will vary in regards to quarterly and annual comparisons. These revenues will vary based on the factors noted above, and, as indicated elsewhere in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), changes in overall market conditions. The period over period variances in our commissions and fees noted in our Form 10-K for the fiscal year ended December 31, 2014 and our Form 10-Q for the nine months ended September 30, 2015 were impacted by these factors in addition to period specific issues noted in those filings, however we will be more specific in future filings.

The comparison of commissions and fees from 2013 to 2014 was primarily driven by the merger between Knight Capital Group, Inc. (“Knight”) and GETCO Holding Company, LLC (“GETCO”) on July 1, 2013 (“the Mergers”) which resulted in the formation of the Company. As noted in footnote 2 of the Consolidated Financial Statements, included in our Form 10-K for the year ended December 31, 2014, the Mergers were accounted for as a purchase of Knight by GETCO, based on, among other factors, the controlling ownership position of former GETCO unitholders as of the close of the Mergers. As a result of this accounting treatment, all results presented in the financial statements for the period prior to the Mergers (in this case, the first six months of 2013) reflect solely the results of GETCO. All results after the date of the Mergers (beginning with the second half of 2013 plus all of 2014) reflect the results of the combined company.

Commissions and fees primarily comprise explicit commissions or commission equivalents on our institutional client orders and volume based fees earned from providing liquidity to other trading venues. As a result of the Mergers, commissions and fees for the second half of 2013 and the full year 2014 were significantly enhanced by the addition of Knight’s commission based businesses, including additional algorithmic trading and order routing capabilities; high touch institutional sales traders earning commissions for program and block trades as well as commissions related to a soft dollar business; an institutional spot foreign exchange ECN (“Hotspot FX”); a fixed income ECN; and a futures commission merchant business (“FCM”).

Commissions and fees for the first half of 2013, which reflects solely the results of GETCO, were $55.3 million, while commissions and fees for the second half of 2013 were $220.2 million. This approximate 300% increase from the first half of 2013 to the second half of 2013 is primarily related to the inclusion of the additional Knight businesses noted above, and is the major factor driving the 59% overall increase from 2013 to 2014.

The comparison of commissions and fees for the first nine months of 2015 versus 2014 was impacted by different period-specific events. Specifically, the November 2014 sale of our FCM business and the March 2015 sale of our Hotspot FX business drove much of the period over period change as the revenues related to these two businesses primarily comprised commissions and fees. Commissions and fees for the nine months ended September 30, 2015 did not include any commissions from the FCM business, and only included commissions from Hotspot FX through the sale in March 2015, whereas both of these revenue streams were included for the nine months ended September 30, 2014. The net impact of the sale of these two businesses on the commissions and fees line for the comparable nine month periods, was a decrease of $34.7 million. Excluding the impact of selling these two businesses, commissions and fees decreased by approximately 1%

from the nine months ended September 30, 2014 to the comparable 2015 period. The 1% decrease is the result of a small decrease in volumes from institutional customers within our Global Execution Services segment, offset in part by an increase in volume-based fees within our Market Making segment. There were no other significant factors impacting the Company’s Commission and fees financial statement line item from the nine months ended September 30, 2014 to the comparable 2015 period.

Beginning with our 2015 Form 10-K, we plan to add specific language in our MD&A to address the effects of the inclusion of new businesses to the public financials in 2013 following the Mergers. We will also explain the effect of the sales of businesses in 2014 and 2015 on our reported commissions and fees, as well as any other such events or product additions or subtractions in the future. Additionally, we will add further discussion and provide insight related to the impact of these transactions on our commissions and fees financial statement line item.

Our proposed disclosure for our Form 10-Q is as follows (based upon KCG’s Q3 2015 Form 10-Q):

Commissions and fees decreased to $282.2 million for the nine months ended September 30, 2015, compared to $319.7 million for the comparable period in 2014. The primary reason for the decrease relates to the sales of our KCG Hotspot business, in March 2015, and our FCM business, in November 2014. Another factor impacting the decrease was a small decrease in volumes from institutional customers within our Global Execution Services segment, offset in part by an increase in volume-based fees within our Market Making segment, which resulted in a $7.8 million increase in Commission and fees reported by the Company for the nine months ended September 30, 2015 when compared to the nine months ended September 30, 2014. There were no other significant factors impacting the Company’s Commission and fees financial statement line item when comparing the amounts for the nine months ended September 30, 2015 and the comparable period in 2014.

Our proposed disclosure for our 2015 Form 10-K is as follows (using 2014 versus 2013 as an example):

Commissions and fees increased 59% to $437.0 million in 2014, from $275.5 million in 2013. The primary reason for this increase related to the Mergers. As a result of the Mergers, Knight’s commission-based businesses, including additional algorithmic trading strategies, high touch institutional traders earning commissions on program and block trades, a soft dollar business, KCG

Hotspot, KCG BondPoint, and the FCM were all added to the Company. In the first half of 2013, prior to the Mergers, KCG’s total Commissions and fees were $55.3 million. This amount increased after the Mergers, in the second half of 2013, to $220.2 million, a 298% increase. While certain of these businesses have been combined since the Mergers, the increase in commissions and fees from the first half of 2013 to the second half of 2013 is primarily attributable to the Mergers. These additional businesses are also the primary factor when comparing the amounts in 2013 to 2014, a period in which includes a full year of commissions and fees from these businesses. There were no other significant factors impacting the Company’s Commission and fees financial statement line item when comparing the amounts in 2013 to 2014.

Form 10-Q for the Fiscal Period Ended September 30, 2015

Interim Financial Statements

Note 15. Income Taxes, page 37

2.	Please address the following regarding your valuation allowances against your deferred tax assets:

•	We note your disclosure on page 38 that at September 30, 2015, you had, in multiple jurisdictions, aggregate state and local NOL carryforwards of $1.74 billion, all of which were generated by Knight in periods prior to the Mergers. Your disclosure indicates that you recorded deferred income tax assets related to those NOLs of $49.7 million as of September 30, 2015 as well as offsetting valuation allowances of $29.1 million. However, we also note per page 104 of your 2014 Form 10-K, that at December 31, 2014, you had, in multiple jurisdictions, aggregate state and local NOL carryforwards of $1.28 billion which resulted from the acquisition of Knight, and that you had recorded deferred income tax assets related to these NOLs of $18.5 million as of December 31, 2014 and offsetting valuation allowances of $8.1 million. Please tell us how your state and local NOL carryforwards, all of which were generated by Knight prior to the Mergers, could have increased since December 31, 2014. As part of your response, please describe the drivers of the increase in the NOLs and the valuation between these two periods.

•	We note your disclosure that, prior to 2015, you recorded a partial valuation allowance against certain of your state and local net operating losses and other deferred tax assets as it was more likely than not that you would not realize the benefit of those items. However, during the second quarter of 2015, your disclose you undertook an internal restructuring and as a result reversed a portion of the valuation allowance as some of loss carryforwards and other state and local deferred tax assets were expected to be utilized. Tell us whether you have recorded partial valuation allowances against any state or local NOL in a single tax jurisdiction or whether the partial valuation allowance results from multiple tax jurisdictions where the NOLs will not be realized on the whole. If the former, tell us how you determined it was appropriate to recognize a partial valuation allowance against a given single tax jurisdiction.

Response:

State and local NOL carryforwards

Although not a required disclosure, KCG management believes that it was informative to the readers of the financial statements to provide non-required disclosures related to its state and local NOLs and related deferred tax assets in the periods immediately following the Mergers. At September 30, 2015, KCG had, in multiple jurisdictions, aggregate state and local NOL carryforwards of $1.74 billion. The footnote disclosure in our Form 10-Q for the fiscal quarter ended September 30, 2015 indicated that these NOLs were generated by Knight in periods prior to the Mergers, however such disclosures were not accurate as $469.0 million of such NOLs were generated by the Company and its subsidiaries in periods following the Mergers and $1.28 billion of such NOLs were generated as a result of the Mergers.

We have determined that this inaccurate disclosure describing the components of the state and local NOLs had no effect on KCG’s income tax expense or deferred tax assets for the affected periods as the inaccurate disclosure solely related to the timing of when these state and local NOLs were generated.

In future filings, beginning with our 2015 Form 10-K, we will update our disclosures to clarify the reporting of KCG’s deferred tax assets relating to state and local NOLs. We will also remove the non-required state and local NOL disclosures referencing the period when the NOLs were generated as the Mergers are no longer a recent event, and there is no related impact to the realizability of the tax benefits.

Valuation allowance for state and local NOLs

Prior to 2015 KCG recorded a partial valuation allowance against certain of its state and local NOLs and other deferred tax assets where we considered that it was more likely than not that KCG would not realize the benefit of such assets. A portion of such deferred tax assets (including state and local NOLs) related to subsidiaries that had generated losses and were expected to generate losses in future periods, and we did not expect such deferred tax assets to be realized for state and local purposes in tax jurisdictions that do not allow KCG to offset such losses against the profits of its profitable subsidiaries in combined or consolidated filings. As a result, KCG recorded a full valuation allowances against these deferred tax assets.

In the second quarter of 2015 KCG undertook an internal reorganization which resulted in certain of its profitable subsidiaries flowing into the aforementioned loss subsidiaries for U.S. corporate income tax purposes. As a result of that reorganization, KCG now believes that a portion of the deferred tax assets (including state and local NOLs) of such loss subsidiaries will be realized. In the second quarter of 2015 the Company therefore reversed a portion of the valuation allowance that it had previously recorded against its state and local deferred tax assets.

Following this reorganization, KCG continues to maintain a partial valuation allowance against certain New York State, New York City and Georgia NOLs as the Company believes that a portion of such NOLs will not be utilized as a result of limitations that resulted from the Mergers which limit the annual utilization of NOLs in such jurisdictions. Our disclosures in our future filings will clarify that the partial valuation allowances are recorded against single tax jurisdictions due to their annual limitations.

Please contact me at if you have any questions or if would like to discuss further. I can be reached at (201) 386-2896 or sparratt@kcg.com.

Sincerely,

/s/ Steffen Parratt

Steffen Parratt

Chief Financial Officer